Exhibit 4.19

RAINDANCE TECHNOLOGIES, INC.

PARTICIPATION AGREEMENT

THIS PARTICIPATION AGREEMENT (this “Agreement”) is made and entered into as of February 20, 2014 (the “Effective Date”), by and among RainDance Technologies, Inc., a Delaware corporation (the “Company” or “RainDance”) GE Ventures Limited, an Irish limited company (“GE Ventures”) and GE Ventures LLC, a Delaware limited liability company (the “LLC” and together with GE Ventures, the “Purchaser”).

WHEREAS, RainDance, GE Ventures and other persons named therein are parties to that certain Series E Stock Purchase Agreement, dated as of April 12, 2013 (as amended, restated, or otherwise modified from time to time, the “Purchase Agreement”), pursuant to which GE Ventures shall purchase shares of Series E Preferred Stock of RainDance (the “Series E Shares”); and

WHEREAS, in connection with entering into the Purchase Agreement, RainDance and Purchaser desire to enter into this Agreement, pursuant to which RainDance shall have the right to require that Purchaser purchase, and Purchaser shall have the right to acquire, shares of Common Stock of the Company (the “Common Stock”) in a private placement that would close concurrently with the IPO (as defined below) as described herein.

AGREEMENT

NOW, THEREFORE, in consideration of the foregoing recitals and the mutual promises, representations, warranties, and covenants hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. PARTICIPATION RIGHT.

1.1 Company Participation Right.

(a) In the event that the Company intends to consummate an initial public offering of its Common Stock pursuant to an effective registration statement under the Securities Act of 1933, as amended, (the “Securities Act”) prior to June 30, 2015 with gross offering proceeds to the Company of at least $30 million (the “IPO”), the Company shall have the right (the “Company Participation Right”) but not the obligation, in a concurrent private placement exempt from the registration requirements of the Securities Act (the “Private Placement”), to require the Purchaser to purchase up to an aggregate of three (3) times the Purchaser’s Pro Rata Percentage (as defined below) of the Company’s Common Stock indicated to be purchased by the Significant Holders (as defined in the Fourth Amended and Restated Investors’ Rights Agreement between the Company and the parties listed therein, dated April 12, 2013, as amended) at the IPO or in the Private Placement (such amount to be determined by the Company in its sole discretion) at a price per share equal to the price at which the Common

Stock is issued and sold to the public in the IPO (the “IPO Price”) in a closing to be held concurrently with the closing of the IPO (the “Closing”); provided, however, that the Company shall not require the Purchaser to purchase an amount greater than (i) $2 million or (ii) the Purchaser’s Pro Rata Percentage based on the shares of Common Stock actually purchased by the Significant Holders in both the Private Placement and the IPO. Notwithstanding the foregoing, to the extent that the number of shares of Common Stock that the Company requests the Purchaser to purchase under this Section 1.1 would result in the Purchaser, together with its Affiliates, beneficially owning in excess of 19.99% of the outstanding shares of Common Stock or of the voting power of the Company (the “Maximum Ownership”), then, unless the Purchaser otherwise agrees, the number of shares of Common Stock to be purchased by the Purchaser under this Section 1.1 shall be reduced to the extent necessary to result in such beneficial ownership not exceeding the Maximum Ownership. The “Purchaser’s Pro Rata Percentage” is defined as the Purchaser’s pro rata percentage of (i) the outstanding shares of Common Stock issuable or issued upon conversion of the Company’s Preferred Stock then held by the Significant Holders who are purchasing shares of Common Stock at the IPO or the Private Placement and (ii) the outstanding shares of Common Stock issuable or issued upon conversion of the Company’s Preferred Stock then held by the Purchaser.

(b) The Company shall provide the Purchaser with written notice of the Company’s decision as to whether it will or will not exercise the Company Participation Right, and the investment amount (if any) as to which the Company Participation Right is being exercised, at least ten (10) days prior to the date of the Closing. GE Ventures shall notify the Company within two (2) days of receipt of such notice whether GE Ventures or the LLC shall be the Purchaser hereunder.

1.2 Undertakings in Connection with Exercise of Participation Right.

(a) In the event that the Company exercises its right under Section 1.1, the Company and the Purchaser shall, on or before the date of the final prospectus relating to the registration by the Company of shares of Common Stock in the IPO (the “Prospectus Date”), execute and deliver a stock purchase agreement containing representations, warranties and conditions to closing, that, in each case, are customary for a transaction structured as a concurrent private placement with an initial public offering and reasonably satisfactory to RainDance and the Purchaser.

(b) The Company and Purchaser shall, as applicable, take steps reasonably necessary to effect such purchase including, without limitation, (a) using its reasonable best efforts to obtain board and stockholder approval, to the extent required, with respect to such issuance and sale, (b) disclosure in the registration statement regarding the purchase of shares by the Purchaser, satisfactory in form and substance to the Company and the Purchaser, and (c) obtaining any necessary third party approvals.

2. LOCK UP. The Purchaser acknowledges and agrees that it is subject to the provisions of Section 2.10 of the Fourth Amended and Restated Investor Rights Agreement of the Company, which are incorporated by reference herein.

3. TERMINATION. The covenants set forth in Section 1 of this Agreement shall terminate and be of no further force or effect at 11:59 pm (Eastern time) on the last day of the IPO Commitment Period. For purposes of this Agreement, the “IPO Commitment Period” shall mean the time period beginning on the Effective Date and lasting until the earlier to occur of (a) the date of the consummation of a Liquidation Event (as defined in the Company’s certificate of incorporation) and (b) and (ii) June 30, 2015. The restrictions set forth in Section 2 shall terminate and be of no further force or effect immediately prior to the consummation of a Liquidation Event (as defined in the Company’s certificate of incorporation).

4. MISCELLANEOUS.

4.1 Governing Law. This Agreement and any controversy arising out of or relating to this Agreement shall be governed by and construed under the laws of the State of Delaware, without regard to conflict of law principles that would result in the application of any law other than the law of the State of Delaware.

4.2 Survival. Unless otherwise set forth in this Agreement, the representations and warranties of the Company and Purchaser contained in or made pursuant to this Agreement shall survive the execution and delivery of this Agreement and the Closing and shall in no way be affected by any investigation or knowledge of the subject matter thereof made by or on behalf of Purchaser or the Company.

4.3 Successors and Assigns. The terms and conditions of this Agreement shall inure to the benefit of and be binding upon the respective successors and assigns of the parties. Nothing in this Agreement, express or implied, is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided in this Agreement. Purchaser shall not assign this Agreement without the prior written consent of the Company.

4.4 Entire Agreement. This Agreement and the exhibits and schedules hereto, constitute the full and entire understanding and agreement between the parties with regard to the subjects hereof and no party shall be liable for or bound to any other in any manner by any oral or written representations, warranties, covenants and agreements except as specifically set forth herein.

4.5 Severability. In the event one or more of the provisions of this Agreement should, for any reason, be held to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Agreement, and this Agreement shall be construed as if such invalid, illegal or unenforceable provision had never been contained herein.

4.6 Amendment and Waiver. This Agreement may be amended or modified, and the rights and the obligations of the Company and the rights and obligations of Purchaser may be waived, only upon the written consent of the Company and Purchaser.

4.7 Delays or Omissions. It is agreed that no delay or omission to exercise any right, power or remedy accruing to any party, upon any breach, default or noncompliance by another party under this Agreement, shall impair any such right, power or remedy, nor shall it be construed to be a waiver of any such breach, default or noncompliance, or any acquiescence therein, or waiver of or acquiescence in any similar breach, default or noncompliance thereafter occurring. It is further agreed that any waiver, permit, consent or approval of any kind or character on any party’s part of any breach, default or noncompliance under this Agreement or any waiver on such party’s part of any provisions or conditions of this Agreement must be in writing and shall be effective only to the extent specifically set forth in such writing. All remedies, either under this Agreement the organizational documents of the Company or otherwise afforded to any party, shall be cumulative and not alternative.

4.8 Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified, (b) when sent by confirmed electronic mail, telex or facsimile if sent during normal business hours of the recipient, if not, then on the next business day, (c) five (5) days after having been sent by registered or certified mail, return receipt requested, postage prepaid, or (d) one (1) day for domestic deliveries and two (2) days for international deliveries after deposit with a recognized courier, specifying the appropriate type of delivery, with written verification of receipt. All communications shall be sent to the RainDance and Purchaser at the applicable address as set forth below or at such other address or electronic mail address as the Company and Purchaser may designate by ten (10) days advance written notice to the other party hereto.

To the Company:	RainDance Technologies, Inc.
749 Middlesex Turnpike
Billerica, MA 01821
Attention: CEO

With a copy to:	Goodwin Procter
53 State Street
Boston, MA 02109
Attention: Mitch Bloom

To Purchaser:	GE Ventures Limited
GE Ventures LLC
2882 Sand Hill Road
Menlo Park, CA 94025
Attention: Alex Dewinter

4.9 Expenses. Each party shall pay all costs and expenses that it incurs with respect to the negotiation, execution, delivery and performance of this Agreement.

4.10 Titles and Subtitles. The titles of the sections and subsections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

4.11 Counterparts. This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. Any or all parties may execute this Agreement by facsimile signature or scanned signature in PDF format and any such facsimile signature or scanned signature, if identified, legible and complete, shall be deemed an original signature and each of the parties is hereby authorized to rely thereon.

4.12 Broker’s Fees. Each party hereto represents and warrants that no agent, broker, investment banker, person or firm acting on behalf of or under the authority of such party hereto is or will be entitled to any broker’s or finder’s fee or any other commission directly or indirectly in connection with the transactions contemplated herein. Each party hereto further agrees to indemnify each other party for any claims, losses or expenses incurred by such other party as a result of the representation in this Section 4.12 being untrue.

4.13 Pronouns. All pronouns contained herein, and any variations thereof, shall be deemed to refer to the masculine, feminine or neutral, singular or plural, as to the identity of the parties hereto may require.

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IN WITNESS WHEREOF, the parties hereto have executed this Participation Agreement as of the date first set forth above.

COMPANY:

RainDance Technologies, Inc.

Signature:	/s/ S. Roopom Banerjee

Name:	S. Roopom Banerjee
Title:	Chief Executive Officer and President

PURCHASER:

GE Ventures Limited

Signature:	/s/ David Mayhew

Print Name:	David Mayhew

Title:	Chief Risk Officer

GE Ventures LLC

Signature:	/s/ David Mayhew

Print Name:	David Mayhew

Title:	Chief Risk Officer

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